Exhibit 99.29

Concordia Healthcare Announces Changes to the Board of Directors, Management Team and Auditors

TORONTO, ONT. – May, 25, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (TSX: CXR) (OTCQX: CHEHF), a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs, today announced several key changes to the Company’s board of directors (the “Board”) and management team.

Board of Directors

The Company announced today that both Mr. Ronald Schmeichel and Mr. John Huss would not be standing for re-election at the Company’s annual general meeting of shareholders scheduled for June 25, 2015 (the “Meeting”).

“I would like to thank Ron and John for the dedication and service they provided to Concordia during the past few years,” stated Mark Thompson, Chief Executive Officer of Concordia. “In particular, I would like to thank Ron for his leadership in assisting with the establishment of Concordia. Ron was instrumental in Concordia’s start-up financing and in taking the Company public. His guidance during that time was critical to Concordia’s success.”

Ron Schmeichel stated, “I am very proud to have served as the Chairman of Concordia while working alongside Mark Thompson to grow Concordia from a company with a market capitalization of approximately $30 million to almost $3 billion in two short years, and I look forward to focusing on building JJR Private Capital’s other portfolio companies now that Concordia moves into a new phase of growth.”

In their place, the Company is pleased to announce that Mr. Edward Borkowski and Ms. Rochelle Fuhrmann have been nominated for election as directors of the Company. Mr. Borkowski and Ms. Fuhrmann will join the Board effective June 25, 2015, subject to shareholder approval at the Meeting.

Mr. Borkowski has over 15 years of experience in executive financial positions in the pharmaceutical sector, and is currently the Chief Financial Officer of Amerigen Pharmaceuticals. Prior to joining Amerigen Pharmaceuticals, Mr. Borkowski held several executive level finance positions with various entities, notably as the Chief Financial Officer and Executive Vice President of Mylan N.V. Mr. Borkowski has an MBA in accounting from Rutgers University and a degree in Economics and Political Science from Allegheny College.

Ms. Fuhrmann has over 20 years of broad financial experience and was previously the Chief Financial Officer of Amneal Pharmaceuticals LLC. Prior to joining Amneal, Ms. Fuhrmann was Senior Vice President, Finance at Warner Chilcott plc, a specialty pharmaceuticals company, prior to its acquisition by Actavis, Inc. in 2013. She spent the early part of her career in telecommunications and public accounting having held various positions at AT&T and Coopers and Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann earned her certified public accountant designation (inactive) in 1996 and has a B.Sc. degree in accounting from the University of Rhode Island.

“On behalf of the nominating and corporate governance committee and the board of directors as a whole, I am very pleased to announce the nomination of Edward and Rochelle to the board of directors. This nomination is an important part of several recent and ongoing pharmaceutical industry leadership and corporate governance enhancement initiatives that have been undertaken by the Board,” stated Mark Thompson.

Upon conclusion of the Meeting, it is planned that Mr. Thompson will replace Mr. Schmeichel as the Chairman of the Board and Jordan Kupinsky will become Lead Independent Director of the Board.

Management Team

The Company is also pleased to announce that Mr. Adrian de Saldanha has been appointed the Chief Financial Officer of the Company, which will take effect immediately. In his role as Chief Financial Officer, Mr. de Saldanha will succeed Mr. Leith Tessy.

Mr. de Saldanha is a Chartered Professional Accountant (CPA, CA) with extensive experience as a senior finance executive in roles covering a variety of industries. Most recently Mr. de Saldanha was Chief Financial Officer at Syncordia Technologies and Healthcare Solutions, Inc., previous to which he was a Managing Vice President at OMERS Strategic Investments where his responsibilities included management of investments in entities involved in aviation, engineering and industrial services. Mr. de Saldanha also spent over seven years at Biovail Corporation (now Valeant Pharmaceuticals) in a number of senior finance roles including Interim Chief Financial Officer, Vice President Finance & Treasurer, Vice President Manufacturing Finance as well as Vice President, Controller at Biovail Pharmaceuticals Canada. Before joining Biovail, Mr. de Saldanha spent eight years at Molson Inc. in a number of progressively senior finance positions.

“I am very pleased to welcome Adrian to the Concordia team and look forward to working with him as we take the Company through the next phase of its development. Adrian’s successful track record of overseeing company finances will provide valuable financial leadership and guidance to Concordia during its continued development,” stated Mark Thompson.

Mr. Thompson added, “I would like to thank Leith for his hard work and dedication over the past two years and wish him the best in his future endeavours. Leith will remain available to the Company until September 1, 2015, to assist in the transition.”

In addition, upon conclusion of the Meeting, it is planned that Mr. Thompson will relinquish his role as President of the Company and Mr. Wayne Kreppner will be promoted to the role of President, in addition to his role as Chief Operating Officer of the Company.

“Wayne’s dedication and efforts have been the underpinning of Concordia’s operational success,” stated Mr. Thompson. “In his new role he will be able to provide additional leadership to the team and further enhance operational success going forward.”

Finally, the Company announced that Mr. Arikit Mookerjee has joined as Chief Financial Officer of Concordia Pharmaceuticals Inc. (“CPI”), the Company’s Barbados subsidiary. Prior to accepting this position with CPI, Mr. Mookerjee was a consultant for SMEC International Pty Limited, an Audit Director with PricewaterhouseCoopers LLP, and acted as the Group Financial Controller with Cordlife Limited a healthcare and stem-cell biotechnology firm.

“Mr. Mookerjee brings a strong financial background and will provide leadership to Concordia Pharmaceuticals Inc,” stated Mr. Thompson.

Change of Auditor

The Company announced today that the auditors, Collins Barrow Toronto LLP, Chartered Accountants (the “Former Auditor”) are not being proposed for re-appointment at the Meeting. At the Meeting, Concordia’s shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, as auditor of the Company. Subject to all applicable regulatory and shareholder approvals, effective upon conclusion of the Meeting, the Company’s auditor will be PricewaterhouseCoopers LLP (the “Successor Auditor”).

The Company advises that there were no reservations in the Auditor’s Reports for either of the Company’s two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

In the opinion of the Company’s audit committee and the Board, there were no “reportable events” as defined in National Instrument 52-102 - Continuous Disclosure Obligations (“NI-51-102”).

The Company’s audit committee and the Board have approved the resignation of the Former Auditor. Pursuant to NI 51-102, the notice of change of auditor, together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s audit committee and Board and have been filed on SEDAR accordingly.

FTC Consent Decree

On February 9, 2015, Concordia and its subsidiary, CPI, received a civil investigative demand (“CID”) from the United States Federal Trade Commission (“FTC”) regarding its attention deficit hyperactivity disorder product Kapvay®. The CID is a request for documents and information relating to CPI’s agreements with Par Pharmaceutical, Inc. (“Par”) with respect to Kapvay® (the “Par Agreements”). While Concordia maintains that the Par Agreements are lawful, it has negotiated the terms of a proposed settlement agreement with the FTC and expects to settle the FTC investigation. The proposed agreement with the FTC does not constitute an admission by Concordia that it has violated the law. Under the terms of the proposed settlement agreement, Concordia will be prohibited from enforcing the provision of the Par Agreements which entitle Concordia to a royalty payment corresponding to Par’s sales of generic Kapvay® and from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. Concordia will also be subject to standard antitrust compliance and reporting requirements. The proposed settlement agreement is subject to initial acceptance by the FTC, publication of the settlement’s terms and a 30-day public comment period, and final acceptance by the FTC.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of 23 high-margin products including Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division, Concordia Laboratories Inc., manufactures Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Kansas City, Missouri; Chicago, Illinois and Charlottesville, Virginia.

For more information, please visit www.concordiarx.com or contact:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com

Notice regarding forward-looking statements:

This news release includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, the composition of the Board, shareholder approval for Board nominees, and the benefits to be provided to the Company by new management appointees. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, the failure to obtain regulatory or shareholder approvals, economic factors, market conditions, the equity markets generally, risks associated with growth and competition, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.